Exhibit 2.2
Notarial Deed No. 7646 /2015
ms / 13795
FIRST AMENDMENT AGREEMENT
Before me,
Dr. Bernhard Schaub
Notary in Munich
appeared on tenth December two thousand fifteen
- 10. December 2015 -
in my offices at Tal 12, 80331 Munich, Germany:

1	Mr. Florian Aigner, born on 9. September 1971, resident AFR Rechtsanwälte Möhlstrasse 2, 81675 Munich , identified by Identity-Card, acting on behalf of powers of attorney, the originals of which have been on hand while notarization and certified copies of which are attached to this deed for

1.1	Mr. Florian Schütz, born on September 20, 1969, resident 1751 Hawthorne St, Sarasota, FL 34239, USA,

1.2
Career Partner GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at Welfenstraße 22, 81541 Munich, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under docket no. HRB 168017

1.3	Mr. Dr. Michael Weber, born on 18. October 1971, resident Liebigstr. 10b, 80538 Munich, Germany,

1.4	Mr. Prof. Dr. Peter Thuy, born on 9. March 1961, resident Germersreuth 41, 95234 Sparneck, Germany,

1.5
PROAKTIV Holding GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at Säggasse 10, 83666 Waakirchen-Schaftlach, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under docket no. HRB 138075,

1.6	Mr. Dr. Sven Schütt, born on 18. August 1972, resident Kornblumenweg 14a, 81545 Munich, Germany,

1.7	Mr. Oliver Dange, born on 2. September 1965, resident Kapellenstraße 13, 61440 Oberursel, Germany.

1.8
MFBay Mittelstandsfonds Bayern GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at An den Römerhügeln 1, 82031 Grünwald, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under docket no. HRB 149476,

1.9
AUCTUS II B GmbH & Co. KG, a limited partnership incorporated under the laws of the Federal Republic of Germany, with its registered offices at An den Römerhügeln 1, 82031 Grünwald, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under docket no. HRA 90454,

1.10
Career Partner Co-Investment GbR, a civil law association under the laws of the Federal Republic of Germany, whose shareholders are Attegia GmbH, Grünwald, Dr. Nicolas Himmelmann, Jörg Grüneisen, Dr. Daniel Meuthen, Georg Görlich, Christoph Blanke, Auctus Management GmbH & Co. KG, Grünwald, Dr. Ingo Krocke and Florian Buddemeier, business address: Prinzregentenstr. 18, 80538 Munich, Germany.

3	Mrs. Cristina Villafrade, born on 09 March 1974, business address: c/o DLA Piper UK LLP, Jungfernstieg 7, 20354 Hamburg, identified by Identity-Card, not acting in her own name but on behalf of powers of attorney, the originals of which have been on hand while notarization and certified copies of which are attached to this deed for

3.1
Apollo Global Germany GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at c/o DLA Piper UK LLP, Jungfernstieg 7, 20354 Hamburg, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under docket no. HRB 135556,

3.2
BPP Holdings Limited, a corporation incorporated under the laws of England and Wales, with its business seat at BPP House, Aldine Place, 142-144 Uxbridge Road, London W12 8AA, registered with the Companies House under company number 01245304.

The persons appearing requested this deed to be recorded in the English language. The acting notary who is in sufficient command of the English language ascertained that the persons appearing are also in sufficient command of the English language.
After having been instructed by the acting notary, the persons appearing waived their rights to obtain the assistance of a sworn interpreter and to obtain a certified translation of this deed.
The persons appearing declared as follows requesting that it be notarized:

FIRST AMENDMENT AGREEMENT TO THE
AGREEMENT
ON
THE SALE AND TRANSFER OF SHARES
IN A
GERMAN LIMITED LIABILITY COMPANY (GMBH)
(NOTARIAL DEED NR. 6496/2015, DATED 20 OCTOBER 2015 AND NOTARIAL DEED NR. 6495/2015, DATED 19 AND 20 OCTOBER 2015, EACH OF THE ACTING NOTARY)

by and between

1.	MFBay Mittelstandsfonds Bayern GmbH,
- hereinafter also referred to as the “Seller 1”-

2.	Auctus II B GmbH & Co. KG
- hereinafter also referred to as the “Seller 2” -

3.	Career Partner Co-Investment GbR
- hereinafter also referred to as the “Seller 3” -

4.	Dr. Florian Schütz
- hereinafter also referred to as the “Seller 4” -

5.	Dr. Michael Weber
- hereinafter also referred to as the “Seller 5” -

6.	Prof. Dr. Peter Thuy
- hereinafter also referred to as the “Seller 6” -

7.	PROAKTIV Holding GmbH
- hereinafter also referred to as the “Seller 7” -

8.	Dr. Sven Schütt
- hereinafter also referred to as the “Seller 8” -

9.	Oliver Dange
- hereinafter also referred to as the “Seller 9” -
- Seller 1 through Seller 9 hereinafter also each individually referred to as a “Seller”
and also collectively the “Sellers” -

10.
Apollo Global Germany GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at c/o DLA Piper UK LLP, Jungfernstieg 7, 20354 Hamburg, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under docket no. HRB 135556

- hereinafter also referred to as the “Purchaser” -

11.
Career Partner GmbH, a company incorporated under the laws of the Federal Republic of Germany, with its registered offices at Welfenstraße 22, 81541 Munich, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under docket no. HRB 168017

- hereinafter also referred to as the “Company” -
- the Sellers, the Purchaser and the Company also each individually referred to as a “Party”
and also collectively the “Parties” -

12.
BPP Holdings Limited, a corporation incorporated under the laws of England and Wales, with its business seat at BPP House, Aldine Place, 142-144 Uxbridge Road, London W12 8AA, registered with the Companies House under company number 01245304

- hereinafter also referred to as the “Purchaser’s Guarantor” (becoming a party to this Amendment Agreement in accordance with and for purposes of clause 22.2 of the Principal Agreement only) -
Reference is made to the reference deed (Bezugsurkunde), notarial deed no. 7645/2015, dated 10 December 2015, of the acting Notary, comprising the new Annexes 7.1, 7.1.2, 7.1.3 and 7.1.4-1 referred to in this deed. The reference deed, the original of which was on hand during the notarization, constitutes an integral part of this deed. The individuals present declare to have knowledge of the reference deed and each of them waived the right to have the reference deed read again aloud and to have it attached to this deed. The individuals present are informed that hereby the Annexes become an integral part of this deed. The individuals present approve the declarations that were made in the reference deed on their behalf.

RECITALS

(A)
The Parties and the Purchaser’s Guarantor have executed an Agreement on the Sale and Transfer of Shares in a German Limited Liability Company (GmbH) (notarial deed no. 6496/2015 dated 20 October 2015 and notarial deed no. 6495/2015 dated 19 and 20 October 2015, each of the acting notary) (the “Principal Agreement”) in order to set out the terms and conditions for the sale and transfer of the Shares in the Company from the Sellers to the Purchaser. The Principal Agreement, the original of which was on hand during the notarization, constitutes an integral part of this deed. The individuals present declare to have knowledge of the Principal Agreement and each of them waived the right to have the Principal Agreement read again aloud and to have it attached to this deed.

(B)	Closing (as defined in the Principal Agreement) has not yet occurred.

(C)
The Parties had, inter alia, agreed in the Principal Agreement that (i) Closing shall take place on the last Business Day of the calendar month of the occurrence or waiver of the last of the Closing Conditions and (ii) that the financial statement of the Group on the basis of which the Share Purchase Price shall be determined would cover the period from 01 January 2015 until such Business Day, setting out, inter alia, the Cash, Debt and NWC of the Group Companies as of such Business Day.

(D)
Subsequent to the execution of the Principal Agreement the Parties have agreed on an alternate mechanism under the Principal Agreement regarding the timing of the Closing and the reference date for the calculation of the Share Purchase Price.

(E)	In light of the foregoing, the Parties have agreed to enter into this first amendment agreement (“Amendment Agreement”).

NOW THEREFORE, the Parties agree as follows:

1DEFINITIONS AND INTERPRETATION
Unless otherwise defined herein, capitalized terms used in this Amendment Agreement shall have the meaning attributed to them in the Principal Agreement. The capitalized terms defined in this Amendment Agreement shall be deemed to be incorporated in the Principal Agreement.

2	AMENDMENTS TO THE PRINCIPAL AGREEMENT

2.1
With a view to modifying, altering and amending the provisions of the Principal Agreement, the Parties thereto have agreed to execute this Amendment Agreement. It is hereby provided, declared and agreed that this Amendment Agreement shall be read in conjunction with the Principal Agreement and provisions of this Amendment Agreement shall override the provisions of the Principal Agreement in the manner, and only to the extent set out herein below. This Amendment Agreement shall be, and form, an integral part of the Principal Agreement. The Principal Agreement shall continue to be valid in full force and effect, except to the extent modified herein.

2.2	Amendment to clause 5 of the Principal Agreement
In clause 5 of the Principal Agreement

(i)	the heading shall be deleted in its entirety and shall be replaced by the following new heading:
“Effective Date, Signing Date, Reference Date”; and

(ii)	after clause 5.2 a new clause 5.3 shall be inserted which shall read as follows:

“5.3	The date with reference to which the Share Purchase Price is determined in accordance with clause 7 shall be December 31, 2015, 24:00 hrs. and is hereinafter referred to as the “Reference Date”.

2.3	Amendment to clauses 7.1, 7.3, 7.5, 7.6.2, 9.2, 11.2, 14.7.1 lit b, 16.2 and 17.2.1 of the Principal Agreement
In clauses 7.1, 7.3, 7.5, 7.6.2, 9.2, 11.2, 14.7.1 lit b, 16.2 and 17.2.1 of the Principal Agreement the word “Effective” shall be replaced by the word “Reference” and in Clause 9.2 lit j the word “Aufwendungen” shall be replaced by the word “Erträge” and, thus, such clauses of the Principal Agreement shall read as follows:
2.3.1    Clause 7.1 of the Principal Agreement shall read as follows:

“7.1
The purchase price for the Sold Shares (the "Share Purchase Price") shall be an amount to be determined as follows and in accordance with clause 7.5 (and on the basis of the Final Reference Date Accounts):

7.1.1
the Enterprise Value of the Group (in relation to 100 % of the Shares in the Company) which shall amount to EUR 96,000,000.-- (in words: Euro ninety six million) (the "Enterprise Value") (for the avoidance of doubt, the Parties agree and confirm that the calculation and determination of the Enterprise Value has been unanimously made by and among the Parties and the Parties therefore irrevocably waive any rights they may have to challenge or rescind or otherwise modify the calculation of the Enterprise Value irrespective of the legal and/or factual basis) (for the avoidance of doubt, clauses 12 et. seq. shall remain unaffected);

7.1.2
plus the aggregate of the cash and cash equivalents as defined in Annex 7.1.2 ("Cash") of the Group Companies as of the Reference Date as determined in the Final Reference Date Accounts (the "Reference Date Cash");

7.1.3	minus the aggregate debt as defined in Annex 7.1.3 ("Debt") of the Group Companies as of the Reference Date as determined in the Final Reference Date Accounts (the "Reference Date Debt");

7.1.4
plus / minus the amount by which the combined net working capital as defined in Annex 7.1.4-1 ("NWC") of the Group Companies as of the Reference Date as determined in the Final Reference Date Accounts (the “Reference Date NWC”) exceeds / falls short of the amount of EUR - 9,456,000 (in words: Euro minus nine million four hundred fifty six thousand) such shortfall or excess, as the case may be, the “Reference Date NWC Deviation”);

whereas Annex 7.1.4-2 contains certain methodologies to be applied in the context of the calculation of the illustrative numbers in the aforementioned Annexes and such methodologies shall also be applied when determining the Reference Date Cash, the Reference Date Debt and the Reference Date NWC (on the basis of actual amounts as of the Reference Date, not on the basis of the illustrative numbers in the aforementioned Annexes).
Annex 7.1 contains a sample calculation of the Reference Date Cash, the Reference Date Debt as well as the Reference Date NWC Deviation. The Parties agree that any effects resulting from or connected with the receipt of the HSP 1 Amount and the HSP 2 Amount and the HSP Matter on the calculation of the Share Purchase Price as set forth in this clause 7.1 and its respective annexes and the Reference Date Accounts shall only be taken into account as shown in the Annexes 7.1.3 and 7.1.4.

7.1.5	For the avoidance of doubt,

(i)
in case the actual HSP 2 2nd Tranche Grant Payments are in excess of the Projected HSP 2 2nd Tranche Grant Payments such excess amount shall form part of the Reference Date Cash to be determined on the basis of the Final Reference Date Accounts;

(ii)	the Remaining Shareholder Redemption Amount shall form part of the Reference Date Debt to be determined on the basis of the Final Reference Date Accounts.”
2.3.2    Clause 7.3 of the Principal Agreement shall read as follows

“7.3	Closing Day Payments / Estimated Share Purchase Price
On the basis of (i) the information available to the Parties as of the Signing Date as to the amounts of the Reference Date Cash, the Reference Date Debt and the Reference Date NWC and (ii) the Projected HSP 2nd Tranche Grant Payments, the Parties estimate that the Share Purchase Price will amount to EUR 82,410,000 (in words: Euro eighty two million four hundred ten thousand) (the "Estimated Share Purchase Price") which consists of

(i)	an amount of EUR 71,910,000 (in words: Euro seventy one million nine hundred ten thousand) ("Estimated Cash Amount"); and

(ii)	an amount of EUR 3,000,000.-- (in words: Euro three Million) ("Escrow Amount"); and

(iii)	an amount of EUR 7,500,000.-- (in words: Euro seven Million five hundred thousand) (“HSP 2 Escrow Amount”).
On the Closing Date, subject to the terms of this Agreement, the Purchaser shall pay (i) the Estimated Cash Amount to the Joint Sellers' Account (ii) the Escrow Amount to the Escrow Account and (iii) the HSP 2 Escrow Amount to the HSP 2 Escrow Account.
Clause 6.2 shall apply mutatis mutandis to the allocation and apportionment of the Estimated Share Purchase Price.”
2.3.3    Clause 7.5 of the Principal Agreement shall read as follows:

“7.5	Reference Date Accounts and Final Determination of the Share Purchase Price

7.5.1
Sellers shall prepare and Purchaser shall procure that the Company fully assists Sellers in preparing the consolidated financial statement of the Group for the period from 1 January 2015 until the Reference Date, consisting of a balance sheet (Bilanz) and a profit and loss statement (Gewinn- und Verlustrechnung) in accordance with past practice (the "Reference Date Accounts"), as well as a statement setting forth the calculation and value of the following items

(i)	the Reference Date Cash;

(ii)	the Reference Date Debt;

(iii)	the Reference Date NWC;

(iv)	the Reference Date NWC Deviation;

(v)	the Share Purchase Price resulting from (i) through (iv); and

(vi)	the Purchase Price Adjustment, if any;
(i) to (iii) each as shown in the Reference Date Accounts
consistent with the relevant format used in Annex 7.1.2, 7.1.3, 7.1.4, respectively (items (i) through and including (v) together the "Financial Statement").
The Reference Date Accounts shall be prepared in accordance with the provisions of the HGB and German generally accepted accounting principles ("German GAAP") and the same assumptions, policies, methodologies and rules shall be applied which have been applied in preparing the Group's financial statements for the last financial year as in particular set forth in the attachments and reports to the respective financial statements. The Reference Date Accounts and the Financial Statement shall not be audited and shall be delivered to the Purchaser (for review by Purchaser and/or an auditor selected by Purchaser) as soon as reasonably practical after the Closing Date, but in no event later than eighty (80) Business Days after the Reference Date.
Each Party shall bear its own costs and the costs of its respective advisors with respect to the preparation or review, as the case may be, of the Reference Date Accounts and Financial Statement.

7.5.2
Purchaser shall, after the Closing Date, ensure that Sellers and their advisors, accountants and representatives are (subject to customary release letters and hold harmless letters) granted all such access (however, only during business days and normal business hours) to records, premises and personnel of the Group as they may reasonably request for purposes of preparing and solving any disputes between the Parties regarding the Reference Date Accounts and the Financial Statement pursuant to and in accordance with clause 7.5.1. Purchaser shall instruct the management and staff of the Company and their advisors, accountants and representatives to co-operate with all such persons as reasonably requested by Sellers. The Parties shall endeavor that the auditor(s) acting or appointed in accordance with this Agreement with regard to the preparation and/or review of the Reference Date Accounts and/or the Financial Statement grant each other access to their respective working papers.

7.5.3
The Reference Date Accounts and the Financial Statement become final and binding for purposes of this Agreement as between the Parties if and to the extent the Purchaser does not within thirty (30) Business Days after receipt of both, the Reference Date Accounts and the Financial Statement, object to the Reference Date Accounts and/or the Financial Statement by providing the Sellers with (i) a written statement of objections, specifying in reasonable detail the grounds for the objections, and (ii) a revised version of the Reference Date Accounts (the "Revised Reference Date Accounts") and a revised version of the Financial Statement (the "Revised Financial Statement") taking into account such objections and the changes which are necessary in Purchaser's view to comply with the requirements of this Agreement. Each Party shall bear its own costs and the costs of its respective advisors with respect to the preparation or review, as the case may be, of the Revised Reference Date Accounts and Revised Financial Statement.

7.5.4
If Purchaser properly objects in compliance with clause 7.5.3 to the Reference Date Accounts and/or the Financial Statement within thirty (30) Business Days after receipt of the Reference Date Accounts and the Financial Statement, the Parties shall endeavor in good faith to settle the disagreement. If Sellers and Purchaser reach an agreement, the Reference Date Accounts and the Financial Statement, as varied by such agreement, shall become final and binding on the Parties for purposes of this Agreement. If and to the extent Sellers and Purchaser fail to settle the disagreement within fifteen (15) Business Days (or such other time period as the Sellers and the Purchaser may agree upon in writing) after receipt by the Sellers of Purchaser's statement of objections, the Parties shall jointly appoint an auditor who shall resolve the dispute between the Parties (the "Neutral Auditor") unless otherwise agreed upon by the Parties. The Neutral Auditor shall belong to the service network of any of the “big four” other than Ernst & Young (i.e. PwC, KPMG, or Deloitte). If the Parties are unable to agree on a Neutral Auditor within ten (10) Business Days, each Party shall have the right to refer the matter to the German Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e. V.) to determine the Neutral Auditor (such determination to be final and binding on the Parties). The Neutral Auditor shall act as an arbitral expert (Schiedsgutachter) within the meaning of Section 317 of the German Civil Code (Bürgerliches Gesetzbuch - "BGB") and its decision, which shall be made in accordance with the provisions of this clause 7.5, and the Reference Date Accounts and Financial Statement as amended by the Neutral Auditor, shall be binding and final upon the Parties (in the absence of manifest material error). Unless instructed otherwise by Sellers and Purchaser jointly, the items determined by the Neutral Auditor may not be above or below the figures proposed by Sellers and Purchaser, respectively. Any costs and expenses incurred by the Neutral Auditor and in relation to the dispute over the Reference Date Accounts and/or the Financial Statement shall be allocated and borne by the Parties in accordance with Section 91 et seq. of the German Civil Procedure Act (Zivilprozessordnung - "ZPO") which shall apply accordingly.

7.5.5
Sellers and Purchaser shall, within the subsequent five (5) Business Days after appointment of the Neutral Auditor, each prepare and deliver to the Neutral Auditor a written statement on the items in dispute, make available to the Neutral Auditor the Reference Date Accounts, the Revised Reference Date Accounts, the Financial Statement and the Revised Financial Statement and all other documentation and data reasonably required by the Neutral Auditor to make the required decisions and determination. The Neutral Auditor shall immediately submit copies of all documents and other data made available by Sellers or Purchaser to the respective other Parties as well. The Parties shall be given the opportunity to present their views in English in writing and at an oral hearing in the presence of Sellers and Purchaser and their professional advisors. The Parties shall use their best efforts to obtain the written decision of the Neutral Auditor with reasons for the decisions as soon as reasonably practicable. The Neutral Auditor shall be asked to send his/her decision in writing to the Parties within forty-five (45) days of the confirmation and acknowledgment by the Neutral Auditor of its appointment hereunder.

7.5.6
The Reference Date Accounts and Financial Statement or Revised Reference Date Accounts and Revised Financial Statement, as the case may be, that have become final and binding upon the Parties for purposes of this Agreement pursuant to and in accordance with clauses 7.5.3 through 7.5.5 are referred to herein as the "Final Reference Date Accounts" and the "Final Financial Statement".

The Reference Date Cash, Reference Date Debt, Reference Date NWC, Reference Date NWC Deviation, Share Purchase Price and Purchase Price Adjustment, in each case, shall be as set out in the Final Financial Statement.”
2.3.4    Clause 7.6.2 of the Principal Agreement shall read as follows:

"7.6.2
Any such amount pursuant to clause 7.6.1 (i) or clause 7.6.1 (ii) to be paid by either Purchaser or Sellers pursuant to and in accordance with clause 7.6.1 (each a "Purchase Price Adjustment") shall bear interest from the Closing Date until but excluding the date of payment at a rate of 5% (calculated daily on the basis of a year of three hundred sixty (360) days and payable at the same time as the payment to which it relates) and shall be paid within ten (10) Business Days after the Final Reference Date Accounts and Final Financial

Statement have become final and binding upon Sellers and Purchaser in accordance with clause 7.5."
2.3.5    Clause 9.2 of the Principal Agreement shall read as follows:

"9.2	"EBITDA" shall mean for the purpose of this clause 9

a.	earnings from ordinary operations (Ergebnis der gewöhnlichen Geschäftstätigkeit), Section 275 (2) no. 14 HGB a.F. (alte Fassung);

b.	minus earnings from other securities and financial assets (Erträge aus anderen Wertpapieren und Ausleihungen des Finanzanlagevermögens), Section 275 (2) no. 10 HGB);

c.	minus interest income and similar income (sonstige Zinsen und ähnliche Erträge), Section 275 (2) no. 11 HGB;

d.	plus interest expenses and similar expenses (Zinsen und ähnliche Aufwendungen), Section 275 (2) no. 13 HGB;

e.	plus depreciations (Abschreibungen), Section 275 (2) no. 7 HGB and amortizations (Firmenwertabschreibungen);

f.	minus appreciations (Zuschreibungen zum Anlagevermögen),

g.	plus expenses relating to other accounting periods (periodenfremde Aufwendungen);

h.	plus non-operating expenses without recurring characteristic (außergewöhnliche Aufwendungen mit nicht wiederkehrendem Charakter);

i.	minus income relating to other accounting periods (periodenfremde Erträge);

j.	minus non- operating income without recurring characteristic (außergewöhnliche Erträge mit nicht wiederkehrendem Charakter).
each on a consolidated basis of the Group and calculated in accordance with German GAAP and applying the same assumptions, policies, methodologies and rules which have been applied in preparing the Group`s financial statements for the past business years including the Reference Date Accounts. For the avoidance of doubt, the sections of the German Commercial Code (HGB) referred to in this clause 9.2 shall have the meaning as set forth in the German Commercial Code (HGB) as of the Signing Date (except as otherwise stated herein); future changes to the German Commercial Code (HGB), in particular the choice of applying future changes to the German Commercial Code (HGB) with retro-active effect, shall be disregarded for the purpose of the definition of EBITDA pursuant to this clause 9.2."

2.3.6    Clause 11.2 of the Principal Agreement shall read as follows:

"11.2	Waiver
Unless mutually agreed between the Parties, no Party shall be entitled to waive all or any of the Closing Conditions, except for (x) the Closing Conditions under clauses 11.1.7 through 11.1.10, 11.1.12 and 11.1.14 which may be waived by Purchaser in writing and (y) the Closing Condition under clause 11.1.9 and 11.1.12 (v) which may be waived by Sellers in writing whereas in such case Sellers as partial debtors shall indemnity and hold harmless Purchaser from any claims under the ARFH vendor loan to the extent such claims are not taken into account as Reference Date Debt in the Reference Date Accounts."
2.3.7    Clause 14.7.1, b. of the Principal Agreement shall read as follows:

"b.
the claim refers to facts specifically taken into account in the amounts as reflected and shown in the Final Reference Date Accounts as deduction item in the Final Reference Date Debt or Final Reference Date Working Capital; or"

2.3.8    Clause 16.2 of the Principal Agreement shall read as follows:

"16.2
The Purchaser covenants not to assert and procures that the Group companies do not assert any claims against managing directors, and/or the members of the board of directors of the Group Companies as well as the (existing and former) members of the Company’s advisory board each as listed in Annex 16.2 for time periods prior to Closing if and to the extent the Purchaser basically (dem Grunde nach) has a claim for the respective damage against the respective Seller under clause 12 subsequent of this Agreement or in case of Dr. Ingo Krocke against any Seller under clause 12 subsequent of this Agreement (in each case unless in cases of willful misconduct). Clause 12 et. seq. shall remain unaffected, for the avoidance of doubt. Besides, the managing directors shall be granted full discharge with effect on the Closing Date on the basis of the Final Reference Date Accounts."

2.3.9    Clause 17.2.1 of the Principal Agreement shall read as follows:

"17.2.1	have been specifically included in the Final Reference Date Accounts or 2014 Financial Statements by means of liability, accrual or provision; or"
2.4    Amendment to clause 17.10.1 of the Principal Agreement
In clause 17.10.1 of the Principal Agreement the term “Final Effective Date Accounts” shall be replaced by the term “Final Reference Date Accounts” and, thus, clause 17.10.1 of the Principal Agreement shall read as follows:

"17.10.1The Purchaser shall pay to the Sellers as an additional portion of the Share Purchase Price (i) within five business days after receipt the amount of any Tax Refund received by the Purchaser, any Group Company or any of the Affiliates of the Purchaser other than the Group Companies after the Effective Date and relating to the Relevant Tax Period, except to the extent such Tax Refund was reflected as a receivable in the Final Reference Date Accounts and (ii) within five days after dissolution an amount equal to any unused Tax provision of the Group Companies (as shown in the Final Reference Date Accounts) which is dissolved in accordance with applicable statutory accounting principles (except to the extent that such Tax provision has been set off against any obligation of the Sellers to indemnify the Purchaser from any Tax Liability in accordance with Clause 17.2) and (iii) within five days after realization any Tax effects which result from or are connected with the HSP 2 Indemnification Claims and their respective satisfaction (including repayments to the respective public authorities) as well as the Recoverable HSP 2 2nd Tranche Handling Costs. Such payment obligation of the Purchaser shall be reduced by the amount of any Tax Burden related to the Tax Refund or the unused Tax provision. Any payment by the Purchaser under this clause 17.10.1 shall be repaid (i) if the Tax Refund must be repaid (be it by actual payment, by netting or by set-off), (ii) if the dissolution of any Tax provision turns out to be inappropriate under applicable statutory accounting principles or (iii) if any Tax effects which result from or are connected with the HSP 2 Indemnification Claims and their respective satisfaction (including repayments to the respective public authorities) as well as the Recoverable HSP 2 2nd Tranche Handling Costs are not realized."
2.5    Amendment to Annexes 7.1, 7.1.2, 7.1.3 and 7.1.4-1 to the Principal Agreement
Annexes 7.1, 7.1.2, 7.1.3 and 7.1.4-1 to the Principal Agreement (as contained in notarial deed nr. 6495/2015 of the acting notary, dated 19 and 20 October 2015) shall be deleted in their entirety and stand replaced with the new Annexes 7.1, 7.1.2, 7.1.3 and 7.1.4-1 to the Principal Agreement as contained in the reference deed (Bezugsurkunde), notarial deed nr. 7645/2015, dated 10 December 2015, of the acting notary.
2.6    Insertion of new clause 13.5, 13.6 and 13.7 of the Principal Agreement
After clause 13.4 of the Principal Agreement the following new clauses 13.5, 13.6 and 13.7 shall be inserted in the Principal Agreement which shall read as follows:

"13.5
Subject to clause 13.6 below, the Purchaser undertakes to ensure during the period commencing as of the Closing and ending on and including the Reference Date (“Reference Date Period”) that the relevant business of the Company and its Subsidiaries is managed with the diligence of a prudent businessman and exclusively within the ordinary course of business and in accordance with past practice (“Relevant Management Standards”).

In particular, but without limitation to the generality of the foregoing, during the Reference Date Period, subject to clause 13.6 below, the Purchaser shall procure that none of the Group Companies will, without the Sellers’ prior written approval, carry out any of the actions set out in clauses 13.2.1 through 13.2.14 (it being understood that, for purposes of this clause 13.5, any reference made in clauses 13.2.1 through 13.2.14 to the Purchaser shall be deemed to be a reference to any Seller and any reference in clauses 13.2.1 through 13.2.14 to a Seller shall be deemed to be a reference to the Purchaser).

For the avoidance of doubt, Sellers shall not unreasonably withhold or delay their consent, provided, however, that Sellers shall in any case be entitled to withhold their consent in case the respective action is in the reasonable view of the Sellers likely to adversely affect or influence the Reference Date Accounts and thus the determination of the Share Purchase Price. In case Sellers do not react to the request for approval within a period of five (5) Business Days upon its receipt such approval shall be deemed to be granted.
Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Group Companies are after Closing entitled to take all actions and/or do such other things (in each case only to the extent such actions and/or other things are in compliance with applicable law) as may be necessary to:

(i)	comply with any applicable mandatory law or any mandatory order of any competent public or judicial authority or existing contracts to which any of the Group Companies is a party; or

(ii)	comply with this Agreement.

13.6
The Parties agree that, only for the purposes of clause 13.5 and provided that the Purchaser has not appointed new managing directors of the Company and has not directed the Company to appoint new managing directors of any other Group Companies, any acts, measures or omissions from the Group Companies that are not based on an explicit instruction by the Purchaser in its capacity as the sole shareholder in the Company (either directly vis-à-vis the managing directors of the relevant Group Company or - if an advisory board of a Group company exists and is capable of directing the managing directors of such Group Company (which the Parties agree is currently not the case) - indirectly through such advisory board) (it being understood that Sellers shall be obliged to evidence such instruction by the Purchaser), shall be considered to comply with the Relevant Management Standards, i.e. the Purchaser shall only be considered to be in breach of its obligations pursuant to clause 13.5, if and to the extent the Purchaser actively (through its shareholder rights) directs a Group Company to carry out or omit any act or measure, and such act, measure or omission does not comply with the Relevant Management Standards.

For the avoidance of doubt, the Purchaser shall be entitled to direct any Group Company to carry out or omit any act or measure, if and to the extent such act, measure or omission complies with the Relevant Management Standards, subject to the second paragraph of clause 13.5 in connection with clauses 13.2.1 through 13.2.14 which shall prevail.

13.7
If Purchaser is in breach of any of its obligations set forth in clauses 13.5 and 13.6, any effects resulting from such breach shall be disregarded for the purposes of preparing the Reference Date Accounts and the Financial Statement (and in particular calculating the Reference Date Cash, Reference Date Debt and Reference Date NWC).

Furthermore, any expenses, costs, losses, lost turnover and/or amounts transferred by the Company or any Group Company to an entity other than a company of the Group which (i) are referred to in clauses 9.3 lit b, d, e, g and h, (ii) have been incurred by a Group Company in the Reference Date Period due to any acts, measures or omissions of the Group Companies that are based on an explicit instruction by the Purchaser (either directly vis-à-vis the managing directors of the relevant Group Company or - if an advisory board of a Group company exists and is capable of directing the managing directors of such Group Company (which the Parties agree is currently not the case) - indirectly through such advisory board) (it being understood that Sellers shall be obliged to evidence such instruction by the Purchaser), and (iii) would not have been incurred by such Group Company if the transactions contemplated under this Agreement had not taken place (i.e. if Closing had not occurred), shall be disregarded for the purposes of preparing the Reference Date Accounts and the Financial Statement.
For the avoidance of doubt, the Reference Date Cash, Reference Date Debt and Reference Date NWC shall be as determined in the Final Reference Date Accounts and the Final Financial Statement, i.e. any dispute between the Parties in relation to whether or not respective effects have been adequately disregarded pursuant to this clause 13.7 shall be resolved in accordance with the procedure set forth in clause 7.5.
For the avoidance of doubt, clause 22.4 shall apply to any dispute between the Parties in relation to whether or not Purchaser is in breach of any of its obligations set forth in clause 13.5.
For the avoidance of doubt, Sellers shall have no rights and there shall be no legal consequences whatsoever in case of a breach by Purchaser of its obligations set forth in clause 13.5, other than those explicitly set out in this clause 13.7."

3    NO FURTHER AMENDMENT
It is hereby agreed and declared that the provisions of the Principal Agreement shall prevail save to the extent specifically amended or modified by this Amendment Agreement and, it is expressly reiterated that all provisions of the Principal Agreement shall, save to the extent amended and modified by the provisions of section 2 of this Amendment Agreement, continue in full force and effect and to operate in accordance with the terms of the Principal Agreement.

4    AGREEMENT ON CLOSING DATE UNDER THE SPA AND AMENDMENT TO THE ESCROW AGREEMENT

4.1
The Parties herby agree in accordance with clause 11.1 of the Principal Agreement, that the closing of the Principal Agreement shall take place on the date hereof at the offices of notary Dr. Bernhard Schaub, at Tal 12, 80331 Munich.

4.2
Furthermore, the Parties agree, that the amendments to the Principal Agreement effected by this Amendment Agreement make certain amendments to the Escrow Agreement (as defined in the Principal Agreement) necessary and, that the parties to the Escrow Agreement shall on the date hereof enter into a respective amendment agreement to the Escrow Agreement.

5    EFFECTIVE DATE
The provisions of this Amendment Agreement shall come into operation with immediate effect on the date specified herein above.

6    COSTS, EXPENSES AND FURTHER FUNDING
Each Party shall bear and pay the legal and other professional costs and expenses incurred by it in connection with the negotiation, execution and exchange of this Agreement and the performance of the obligations contemplated hereby.
The costs for notarization of this Agreement shall be borne by the Sellers.

7    MISCELLANEOUS

7.1
This Amendment Agreement together with the Principal Agreement (including the Reference Deed) as well as any Annexes and documents referred to herein and which are an integral part hereof include any and all agreements and contain the entire understanding between the Parties with regard to the subject-matter hereof and supersede all former agreements, if any, existing in this regard. There do not exist any ancillary agreements of whatever nature.

7.2
This Amendment Agreement shall and the rights and obligations of the Parties hereunder shall exclusively be subject to the laws of the Federal Republic of Germany excluding German rules on conflicts of laws and the UN Convention on the Sale of Goods.

7.3	If an agreement on the place of jurisdiction is permissible, the courts of Munich, Germany shall exclusively be competent for any and all disputes under and in connection with this Agreement.

7.4
The provisions of clause 19 (Confidentiality), clause 22.1 (Notices), clause 22.8 (Amendments), clause 22.9 (Assignment), clause 22.10 (Sellers’ Agent) and clause 22.11 (Severability) of the Principal Agreement shall apply mutatis mutandis to this Amendment Agreement.

7.5	Each Party, the competent tax authorities, AFR RECHTSANWÄLTE, Munich, and DLA Piper UK LLP, Hamburg, each shall receive a certified copy of this deed.
This record has been read out to the individuals appearing, it has been approved by them and it has been signed by them and by the Notary autographically:

/s/ Florian Aigner
/s/ Cristina Villafrade
/s/ Bernhard Schaub